Filed by Agrium Inc.

(Commission File No. 333-157966)

Pursuant to Rule 425 under the Securities

Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act

of 1934

Subject Company:

CF Industries Holdings, Inc.

***

The following letter was sent by Agrium Inc. to CF Industries Holdings, Inc. Board of Directors:

***

Michael M. Wilson President & Chief Executive Officer	Agrium Inc. 13131 Lake Fraser Drive S. E. Calgary, Alberta, Canada T2W 7E8 Telephone (403) 225-7000 Direct (403) 225-7547 Facsimile (403) 225-7600

December 14, 2009

Board of Directors

CF Industries Holdings, Inc.

4 Parkway North

Suite 400

Deerfield, Illinois 60015-2590

Dear Messrs. Wilson, Arzbaecher, Creek, Davisson, Furbacher, Harvey, Johnson and Schmitt:

We are enclosing a slide presentation that demonstrates the compelling nature of our offer to acquire CF Industries Holdings, Inc.

We believe this presentation and our offer warrant careful consideration by you in light of your duties to your stockholders.

Agrium would very much appreciate the opportunity to meet with you to discuss our offer and we await your response.

Sincerely,

Michael M. Wilson

President and Chief Executive Officer

Agrium Inc.

Encl.+

Fundamentals of Growth Agrium: CF Board Materials December 14, 2009

Fundamentals of Growth

Important Information
This presentation does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF
Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to
Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents)
(collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S.
Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND
SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER
RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.
Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor
Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.
Agrium, North Acquisition Co. (“North”), a wholly-owned subsidiary of Agrium, their respective directors and executive officers and individuals nominated by Agrium for election to CF’s board of directors are deemed to be participants in the solicitation of proxies from CF stockholders for CF’s 2010 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the Schedule 14A filed with the SEC on December 4, 2009.
Agrium, North, their respective directors and executive officers and certain other persons are also deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 23, 2009 relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.
All information in this presentation concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Fundamentals of Growth

Forward-Looking
Statements
Certain statements and other information included in this presentation constitute “forward-looking information” within the meaning of applicable
Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.
Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, the failure of CF stockholders to elect Agrium’s nominees as directors of CF at its 2010 annual stockholder meeting, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and
CF’s reports filed with the SEC.
Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.
All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

Fundamentals of Growth

Compelling
Rationale for Combination
• We believe a combination of Agrium and CF would make a great company
• Our offer to CF stockholders is compelling
– Significant premium, attractive multiple at 7.8x 2010E owned EBITDA
(1)
, flexible cash /
stock mix
– Further upside through ownership of Agrium shares
• CF has not presented any alternatives to the Agrium offer which provide superior value to CF stockholders today or in the future
• In comparison, CF’s offer for Terra is likely to result in value impairment of
~$880 million, or $14.75 per CF share
(2)
• CF should not ignore its stockholders
– Through multiple letters to the CF Board and calls to CF management and its advisors, we have sought engagement
– CF has ignored our efforts to discuss restructuring options that could allow our two great companies to merge and create value for our stockholders
• The CF Board has an obligation to act in its stockholders’ best interests and should respond to Agrium:  We are ready to commence discussions as soon as possible
(1) Represents consensus estimated ‘owned’ EBITDA (consolidated EBITDA adjusted to reflect leakage of minority interest and addition of equity investment income).
(2) See page 12

Fundamentals of Growth

(1)
6.9 x
6.4 x
5.9 x
5.6 x
Agrium
Consolidated
Terra
Consolidated
CF 'Owned' CF Consolidated
• CF stockholders want to receive a
premium, not pay one
• Both CF/Agrium and Terra/CF
transaction multiples are at significant
premiums to historic trading levels
– Agrium’s offer for CF is relatively higher, as
CF has historically traded at a discount to
both Terra and Agrium
• Agrium’s offer of $107.88 per CF share
represents a premium of
– 20% to CF’s current trading price of $89.99
– 37% to CF’s unaffected price of ~$78.50
– 43% to CF’s expected share price of
~$75.25, pro forma a combination with
Terra
(2)
Implied Transaction Multiples:
EV / 2010E ‘Owned’ EBITDA
Source:  Bloomberg; market data as of Dec 11
(1) CF estimated unaffected price of ~$78.50, see page 11
(2) CF share price pro forma a transaction with Terra of ~$75.25, see page 12
(3) CF/Agrium implied offer of $107.88. 50.3mm F.D. shares outstanding, $748mm net cash ($5mm notes payable, $123mm customer advances, $100mm estimated deal expenses, $703mm cash &
equivalents, $46mm cash proceeds from options, $227mm position in Terra valued at CF’s estimation of Terra’s unaffected price of $32.50), and 2010E ‘Owned’ EBITDA of $604mm (consolidated
EBITDA adjusted to reflect leakage of minority interests and addition of equity investment income)
(4) Terra/CF implied offer of $46.05, 100.7mm F.D. shares outstanding, $457mm net cash ($600mm senior notes, $0.5mm preferred stock , $41mm customer advances, $100mm estimated deal expenses, and $1,198mm cash & equivalents) and 2010E ‘Owned’ EBITDA of $523mm (consolidated EBITDA adjusted to reflect leakage of minority interests and addition of equity investment income)
(5) Forward consensus estimated ‘owned’ EBITDA (consolidated EBITDA adjusted to reflect leakage of minority interests and addition of equity investment income). Ratio of ‘owned’’ EBITDA to consolidated EBITDA per analyst research reports, used as proxy for minority interests and addition of equity investment income, which is used to adjust consolidated EBITDA.  Enterprise values exclude minority interests
Average Forward EBITDA Multiples:
Last 3 years to Jan 15
Agrium has traded at a multiple 1.3x greater than CF
7.8 x
8.0 x
CF/Agrium Offer Terra/CF Offer
(3) (4)
(5)
Agrium’s
Offer for CF is Compelling – CF’s Board
Needs to Justify Not Engaging
with Agrium

Value to CF Stockholders

→
Value to CF Stockholders

Fundamentals of Growth

No Credible Scenario for CF Stockholders to
Realize Superior Value to Agrium’s Offer
Agrium Offer at Illustrative 35% Sector Upward Move
CF Sector Move Required:
Unaffected Price
(1)
~$146
Source:  Bloomberg; market data as of Dec 11
(1) CF estimated unaffected price of ~$78.50 calculated using Terra’s unaffected multiple (5.14x, implied by CF’s estimated Terra unaffected $32.50 stock price) applied to CF’s 2010E ‘owned’ EBITDA (consolidated EBITDA adjusted to reflect leakage of minority interests and addition of equity investment income).  See page 11
(2) See page 12
•
An illustrative upward sector
move of 35% from the current
Agrium offer would achieve a
future CF stock price of ~$146
assuming 100% stock
election (or reinvestment of
cash into sector)
•
CF stockholders would have
to realize an 86% sector
upward move on CF's
unaffected price
(1)
and a 94%
sector upward move on CF’s
share price pro forma a
combination with Terra
(2)
to
achieve equivalent future
value
$ 107.88
$ 145.64
Current Offer Price Implied Future
Offer Value
35%
Sector
Move
$ 78.50
$ 145.64 $ 145.64
$ 75.25
CF Unaffected
Price (1)
Future Offer
Value
@ 35% Sector
Move
Pro Forma CF
Share Price (2)
Future Offer
Value
@ 35% Sector
Move
Required Sector
Move
94%
86%
Required Sector
Move

Fundamentals of Growth

CF’s Offer for Terra is Likely to Impair
Stockholder Value
(1) Per CF’s estimate of Terra’s unaffected share price of $32.50 per Dec 7 presentation to Terra Board
(2) 5.14x implied Terra EV/2010E ‘Owned’ EBITDA based on CF’s estimate of Terra’s unaffected share price of $32.50 per Dec 7 presentation to Terra Board
•
An acquisition of Terra is likely to impair the value of CF stock by
$14.75 per share (~$880 million)
– The value of the combined entity would be equal to the standalone value of CF and Terra plus synergies
– CF’s $32.50 estimate of Terra’s unaffected stock price implies a Terra standalone enterprise value on an ‘owned’ basis of $2.7 billion
(1)
• Implied 5.14x 2010E ‘Owned’ EBITDA
– CF’s current proposal for Terra is notionally worth $46.05 ($36.75 cash and
0.1034 CF shares per Terra share at CF’s current market price of $89.99)
• Implies an enterprise value for Terra of $4.2 billion
• $1.5 billion over estimated standalone unaffected value
– Giving full credit for estimated synergies of $120 million represents value of $617 million (synergies capitalized at 5.14x
(2)
)
– Enterprise value premium of $1.5 billion less capitalized synergies of $617 implies ~$880 million of value impairment
If the CF Board continues down its current path
it is likely to impair stockholder value

Fundamentals of Growth

CF’s Board Needs to Justify why CF/Agrium Is
Not a Superior Combination Across All Criteria
9.2% 6.7% Integration Risk (Synergies % of Pro Forma 2010E EBITDA) (1)
112% 42% Integration Risk (Deal Size % of Current Enterprise Value)
Smaller business totally reliant on
volatile commodities
Bigger, stronger and more stable
company
Stability
2009E: 1.9x
2010E: 1.9x
2009E: 1.7x
2010E: 1.0x
Pro Forma Leverage (Debt/EBITDA) (3)
CF: 5.6x
Terra: 6.4x
Blended: 6.0x
Agrium: 6.9x
CF: 5.6x
Blended: 6.6x
Historical Consensus Forward Trading Multiple (2)
$1,311 $2,247 Pro Forma 2010E EBITDA ($millions) (1)
2 revenue streams
Nitrogen and Phosphate
5 revenue streams
Nitrogen, Phosphate, Potash,
Retail and Specialties
Diversity
Estimated Non-Investment
Grade
(4)
Investment Grade
(lower cost of capital)
Credit Rating
CF has
invested in 1 joint venture
TOTAL OF $25 MILLION
Agrium has
successfully completed 16
acquisitions
9 acquisitions
TOTALING $3.4 BILLION
in the last 5 years alone
Execution and Integration Risk
Terra/CF CF/Agrium
(1) Includes CF/Agrium synergies of ~$150 million and Terra/CF synergies of $120 million
(2) Historical forward multiples for last 3 years ending Jan 15.  Blended multiple of consensus EBITDA weighted on current enterprise value basis as of Dec 11. Source: CapitalIQ
(3) Agrium 2009E pro forma debt of $3.0 billion ($1.8 billion existing debt as of Sep 30 plus $1.2 billion new debt), divided by pro forma consolidated 2009E EBITDA of $1.8 billion ($851 million Agrium plus
$769 million CF plus ~$150 million synergies) and 2010E pro forma debt of $2.3 billion, divided by pro forma consolidated EBITDA for 2010E of $2.2 billion ($1.4 billion Agrium plus $666 million
CF plus ~$150 million synergies). Pro forma CF total debt of $2.5 billion per increased CF acquisition debt facility in
Dec 7 Investor Presentation, divided by pro forma consolidated EBITDA for 2009E of $1.3 billion ($769 million CF plus $418 million Terra and $120 million synergies) and 2010E of $1.3 billion ($666 million CF plus $525 million
Terra and $120 million synergies). Assumes no pay-down of CF pro forma debt
(4) Investment rating not yet public
:
:
:
:

Fundamentals of Growth

The CF Board has an Obligation to Act in
its Stockholders’ Best Interests
• Equity research analysts recognize “value-destructive” effect of CF’s offer
“We think that CF has officially waded waist-deep into value-destructive territory with this bid. On a stand-alone basis, the per share value of the offer is roughly twice our $23 fair value estimate for Terra.
If we include a rough per share value for CF's $105 million-$135 million in targeted synergies of $10.50-
$13.50, then the border between creating and eroding value for CF shareholders would fall at about
$36.50 per Terra share, based on our estimates. The latest bid is still about 26% higher than this stretch target.”
Ben Johnson, Morningstar.ca, Dec 7
• CF stockholders want to receive a premium, not pay one
– 60% of CF stockholders (excluding Agrium’s shares) supported this deal with Agrium
• Our offer has increased a further 14% since we increased the cash consideration
– CF has consistently restructured its offer to avoid giving its own stockholders a voice
“Given the extraordinary nature of the CF board's "end-run" around its own shareholders… and restructuring of its offer… we remain concerned about the accountability of the CF board going forward… CF shareholders will have no recourse to prevent an undesired Terra deal from being consummated… we have heard many complaints from CF shareholders about the potential for disenfranchisement…”
Chris Young, RiskMetrics Group, Nov 16
• Give CF stockholders a voice:  Waive The Pill and Delaware Section 203
– If the CF Board believes they’re acting in stockholders’ interests and have full support of their stockholders, why not remove the pill and 203 and give their stockholders a voice?
The CF Board has an obligation to engage:
We stand ready to execute a merger agreement

Fundamentals of Growth 10 Appendix

Fundamentals of Growth

CF Unaffected Stock Price of ~$78.50 Based on
Estimated Terra Unaffected Price of $32.50
Source: Balance sheet data per latest company filings; estimates per analyst research; market data per Bloomberg as of Dec 11
Note: All multiples on an ‘Owned’ EBITDA basis. Assumes 2010E ‘Owned’ EBITDA (consolidated EBITDA less minority interest plus equity investments) estimate for CF of $604mm
(1) CF’s estimated unaffected price of $32.50 per CF Dec 7 presentation to Terra Board implies an estimated Terra standalone multiple of 5.14x 2010E ‘Owned” EBITDA. 99.8mm shares outstanding,
$557mm net cash ($600mm senior notes, $41mm customer advances, $0.5mm preferred stock, $1,198mm cash & equivalents), and 2010E ‘Owned’ EBITDA of $523mm (consolidated EBITDA adjusted to reflect leakage of minority interests and addition of equity investment income). 5.14x CF’s 2010E ‘owned’ EBITDA implies $3,104mm enterprise value
(2) CF net cash balance consists of $5mm notes payable, $123mm customer advances, and $703mm cash & equivalents
(3) Cash proceeds from options based on the exercise of in the money options
(4) CF’s toehold in Terra valued at an estimated unaffected price of $32.50 per CF Dec 7 Presentation
(5) CF implied share price of $78.46 calculated based on 50.2mm diluted shares outstanding
Illustrative CF Unaffected Stock Price
Based on Terra Implied Unaffected EV / 2010E EBITDA of 5.14x
(1)
$3,104
$575
$33
$3,939
$227
Implied Unaffected CF
Enterprise Value (1)
(5.14x 2010E EBITDA of $604mm)
Net Cash (2) Cash Proceeds from
Options (3)
Toe Hold
in TRA (4)
Implied CF
Equity Value
Implied CF Stock Price:
$78.46 (5)

Fundamentals of Growth

Acquiring
Terra Likely to Result in Net
Value Impairment of ~$15 Per CF Share
(1) CF’s estimate of Terra’s unaffected share price per Dec 7 Investor Presentation
(2) Basic shares outstanding of 99.8mm
(3) TRA net cash of $557mm as at Q3 2009 is pro forma for $600mm 2019 notes issuance and $381mm repayment of 2017 notes including tender premiums ($600mm debt, $1,198mm of cash and
$41mm customer advances), and $0.5mm of preferred shares
(4) Estimated ‘Owned’ 2010E EBITDA as at Dec 11
(5) Fully diluted shares outstanding of 100.7mm reflects 99.8mm basic shares and 0.9mm unvested and phantom shares
(6) Estimated deal expenses of $100mm combined for CF and Terra
(7) Midpoint of CF synergy estimates of $105mm to $135mm per CF’s Nov 4 Investor Presentation
(8) 5.14x implied Terra EV/2010E ‘Owned’ EBITDA based on CF’s estimate of Terra’s unaffected share price of $32.50 per Dec 7 presentation to Terra Board
(9) 59.5mm pro forma shares outstanding (49.8mm CF diluted shares, plus 9.7mm shares issued to Terra including 0.9mm unvested and phantom shares and net of CF’s 6.9mm toehold in Terra)
Source:  Latest public filings, Market data as of Dec 11
(US$ millions, unless otherwise noted)
Standalone Terra Valuation
CF Estimation of Terra Unaffected Stock Price (US$)
(1)
$32.50
Implied Terra Market Cap (99.8 mm shares) $3,244
Net Debt (Cash)
(3) (556)
Terra Standalone Enterprise Value   (A) $2,688
Implied EV / 2010E 'Owned' EBITDA ($523mm) 5.14 x
Value of CF's Offer for Terra
Terra Offer Price (Based on At-Market CF, US$) $46.05
Implied Terra Equity Value (100.7 mm shares)
(5) $4,639
Net Debt (Cash)
(3) (556)
Estimated Deal Expenses
(6) 100
Value of CF's Offer for Terra   (B) $4,182
Implied EV / 2010E 'Owned' EBITDA ($523mm) 8.00 x
Implied Enterprise Value Premium (C = B - A) $1,494
Estimated Annual Synergies
(7)
$ 120
Capitalized Value of Synergies (@ 5.14x)     (D) $ 617
Implied Net Value Leakage   (C - D) $877
Implied Net Value Leakage Per Share (US$)
(9)
$14.75
Current CF Stock Price
$89.99
Implied Pro Forma CF Stock Price
$75.24
(4)
(2)
(8)
(4)